KinectAir

Software Infrastructure Technology Lifestyle Artificial Intelligence

The future of flying. The on-demand flight network.

KINECTAIR.COM VANCOUVER WASHINGTON





We want to move people. Not just in space and time, but emotionally. KinectAir provides joyful and accessible air travel experiences to everyone that needs to fly by using efficient, right-sized aircraft with access to more airfields using our intelligent, elegantly designed software.

Jonathan Evans CEO - Chief Executive Officer @ KinectAir

Why you may want to support us...

1. TEAM. We are a global team of aviation entrepreneurs led by Jonathan Evans, an exited tech CEO.
2. TIMING. Meeting passenger demand for direct air travel is essential to thriving regions.
3. ON-DEMAND. Our 'right-sized' aircraft avoid hubs and access 10x more airfields through a simple App.
4. SOFTWARE. We scale with AI-driven routing, demand-generation, and booking.
5. CLEANER. We explore the most exciting hybrid & electric aircraft for clean air travel.
6. JOYFUL. Join us in re-imagining a better way to fly and own a share in the future of aviation.

Why investors ❤ us

WE'VE RAISED $130,202 SINCE OUR FOUNDING



Jonathan first shared his vision for democratization of aviation when we met in 2016 at Skyward. I thought it was revolutionary then, and believe now, post COVID-19, there is a moral imperative.

Finally, someone is going to network flights together, exploiting all the underused local airfields!

As a pilot, and former founder and owner of Elite Flight Center in Miami Florida, the broadening of relationships, across aviation enthusiasts of all stripes, is long overdue!

Julia Alena CEO | ReelDx (not affiliated with investment)

LEAD INVESTOR INVESTING $25,000 THIS ROUND

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Jonathan Evans
CEO - Chief Executive Officer
KinectAir was conceived by Jonathan, a lifelong aviator. After selling his drone software company, Skyward, to Verizon in February 2017, he assembled this team of aerospace and software experts to go after his dream of an on-demand flight network.



Philip Benjamin Howard
CTO - Chief Technology Officer
A startup veteran who has built teams and brought products to market including a fixed-wing UAS, SaaS image processing, and AI based insights on big data. He formerly worked at Intel Visual/Parallel Group.



Celeste Edman
CRO - Chief Revenue Officer
A transformative leader in the transportation sector with experience merging, optimizing, and exiting tech and mid-market companies. Certified Lean Kanban and Agile methodology, Celeste is also a mentor and champion for Pacific Northwest startups.



Conor Whitehead
Director of Aviation Operations
Conor is a career pilot, Army Veteran, seasoned captain, instructor and leader in aviation. He has flown Army Special Ops Helicopters and wild land firefighting down to KinectAir's Pilatus PC-12. Creating an aviation culture you can trust and love.



Nick Rogers
Chief Commercial Officer
A successfully exited aviation entrepreneur & pilot. Passionate about leading aerospace, future safety, and innovation for next generation air travel using AI, machine learning and connectivity. British Airways Captain | 10,000 hours (747, A320).



Christophe Carriere
Chief Operating Officer
Christophe is a leading startup mentor and adviser with a deep understanding of the legal and M&A space. Formerly a Paris-based ex-M&A lawyer, leading international teams in cross-border transactions and Deputy GC at Valeo Group.



Peter Lucier

General Counsel

A practicing business operations and contracts lawyer, Peter started his career as a litigator in D+O insurance. In parallel he became a successful entrepreneur in real estate and tech startup. As KinectAir GC, he is adept in US aviation law.



Jonathan Natiuk

Creative Director

Natty has 23 years of cross-discipline design and leadership experience. As Creative Director for Skyward, acquired by Verizon, Feb 2017 - he built Skyward's brand from startup to its recent feature in a Super Bowl campaign.



Anneke Tucker

Director of Aviation Development

Anneke is an FAA Airframe & Powerplant technician with inspection authority. She is also an Owner/Founder of Attain Aviation. Her 17+ years in the aviation industry started as Marine Corps Combat Aircrew: OEF & OIF.



Lauren Wilson

Fleet and Safety Manager UK & Europe

Formerly an electronic engineer, Lauren is a leading aviatrix with an eye for precision, enjoyment and safety! Qualified DHC8 pilot, experienced airshow and display pilot for almost ten years, mentor and test pilot journalist.



Chris Rogers

Global Head of Communications

A strategic communications veteran of 15 years. In agency, Chris led some of the worlds most famous technology brands, winning awards across EMEA. He is an investor & exited entrepreneur with Dovetail Lab, a blockchain consent app for medical data.

In the news

PK gets the 'advanced air' band back together at NASA Ames

KinectAir co-founder+CTO, Ben Howard, and I headed down to NASA Ames Research Center In Mountain View, CA recently to kick off a new effort led by good friend and colleague, Dr. Parimal Kopardekar; the

February 26, 2020 @ medium.com

Vancouver-based KinectAir aims to be ride-hailing business for small, luxury planes

Clark County is home to three airports. In Washington, there are almost 150 airports.

January 27, 2020 @ columbian.com

After Verizon sale, Skyward founder launches KinectAir - Portland Business Journal

In September entrepreneur Jonathan Evans officially left his executive role at Verizon, the company that acquired his drone management software company two years ago. Now, Evans is gearing up for his next

January 27, 2020 @ bizjournals.com

Downloads

KinectAir Investor Deck 20200522.pdf

The KinectAir Story

It is 2020 and despite all the available advances in mobility, people still have no real control over where, when and how they fly. As the airline industry once again resuscitates a failing hub and spoke operation, we see that the huge demand for regional and local air connectivity is unmet. That's why we want to reimagine air travel at KinectAir -

To MOVE people to where they NEED to be.

—

Our Platform

Our platform meets consumer demand for direct air travel on your own schedule - meaning no more hunting through the airlines' schedules that serve major airport hubs and force people to fly unsustainably. Our app creates a booking to your actual need.

As a software-defined global air mobility company, we build powerful AI software to operate our own flexible, on-demand network of 'right-sized' aircraft with world-class pilots, so that we can fly our customers safely to where they need to be, when they want to be there. We believe that this will allow us to dramatically change the way people fly and expand the market for on-demand air mobility.


KinectAir App Preview
Flight Search
Flights
00:43

Our products

Sometimes, you just need to be there in person. We are on a mission to empower people to connect with each other, places, and communities by air. We plan two complementary products. The go anywhere point to point charter or group flights for 8 people, and turboprops with up to 80 seats offering flexible routing. The combination of the software, the most versatile machines available and the airfield access we can give customers will create a game changing network for regional flying.

KinectAir Anywhere - Connecting, on-demand

Our on demand flight network helps our customers avoid busy commercial airports, with their endless crowds and lines, to finally deliver a service that meets customer needs in a dynamic and intelligent way.

The customer just needs to use their smartphone to tell us where and when they need to go and KinectAir Anywhere will dispatch a safe, economical and highly versatile Pilatus PC-12 aircraft to reach any airfield within 1,000 miles.

Other airlines only operate out of 50 of the 2000+ available airports in the US, and are simply not 'on-demand' travel experiences. We can change that.



Pilatus PC-12 pictured

KinectAir Together - Connecting Regions

Together we will support regional communities to connect and thrive. We plan to service regular volumes of inter-regional air travel as we scale in the USA and Europe. We will build a flexible schedule to meet the demand for communities and businesses in regions poorly connected by road and rail. KinectAir Together will use efficient turboprop aircraft with up to 80 seats. These inter-regional routes will also flex with demand or even offer exclusive flights for seasonal events through the dynamic KinectAir App. Put simply, we know there is twice as much demand closer to the business, places and communities people want in their lives and we intend to fulfil it.


KINECTAIR

Dash-8 Turboprop pictured

Our Technology

To maximize efficiency - affordability for customers and our profitability - we plan to code AI software to continuously optimize, at scale and in real time, the true supply and demand across our own network of aircraft, pilots, and other passengers. The software instantly learns, recalculates, and offers the best options. It also suggests targeted remarketing online and uses our network to act on the data to fill flights.


APPS
The KinectAir software platform gives customers immediate answers, allowing them to browse, customize, and book their flights.
NEW OPPORTUNITY
AI allows for a programmatic new way to sell seats for every flight
COMMUNICATIONS
• Itineraries • Reminders
• Updates • Pilot instructions
INBOUND REQUESTS
• Email • Website
• Appt • Brokers
UNIT MARKETING
• Targeted ads for every flight
• Dynamic pricing
• Seat availability
SALES
• Dynamic pricing • Payments
• Refunds
SCHEDULING
• Aircraft • Weather changes
• Pilots • Maintenance
ROUTING
• Booked flights
• Repositioning flights
• Maintenance
ARTIFICIAL INTELLIGENCE
Every new customer transaction has implications across all operations. Only AI can handle the scale and complexity in real-time.

The outcome is compelling and intuitive travel options for clients, driven by algorithms that make life easier. To fly with KinectAir, we simply invite you to begin your journey by using your mobile to tell us where you need to be.


Flight Search
United Kingdom
Flights
KinectAir Together

Sustainable aviation - Moving the industry forward

KinectAir aspires to be efficient by design. We aim to do more to cut waste and reduce avoidable CO_2 aviation emissions than any air company has before. First, the right-sized aircraft we use today are significantly more efficient than equivalent jet aircraft. By optimizing operations using these efficient aircraft, we can dramatically reduce the typical carbon footprint for passengers.

Second, achieving significant reductions in operator CO_2 emissions can only be attained by open innovation and cooperation between new partners. Electric and hybrid manufacturers of conventional take off and landing (eCTOL) aircraft are streets ahead in terms of reaching and exceeding regulatory standards for safe operations. KinectAir is already looking to bring in hybrid and electric aircraft into the fleet in the near term (1-2 years). With such aircraft, the traveler will be part of the leap forward in aviation. Allowing more people to positively evaluate their need to travel against their carbon footprint. Fossil fuels represent 40% of a typical airline's cost base today. As with so many sustainable policies, we believe that doing the right thing is profitable for the customer, the planet and operations.

Leadership

KinectAir was conceived and started by Jonathan Evans; an Army veteran, professional pilot, and successfully-exited entrepreneur. After selling his drone software company, Skyward, to Verizon in February 2017, Jonathan hand-picked a unique team from the aerospace and software industries to go after his dream of a flexible on-demand flight network.

The global launch team that joins him in founding KinectAir is composed of professional aviators, data science and software engineers, legal counsel, and seasoned entrepreneurs. The team has developed a shared vision to build a trusted air service from the ground-up around a company that has software in its soul.


797

Join Us!

Jonathan raised over $8M of venture capital during the five years from Skyward's inception to its acquisition by Verizon in 2017. As has been well documented, the VC-backed startup journey can be magnificent in what it makes possible, as well as in some of the challenges it can present.

In starting KinectAir, Jonathan wants to change the investment paradigm, and after a period of self-funding to bring the concept into form, we're now seeking to build an investor base of support from the very people we fly. We want our earliest customers to be so enthused about the service that they want to own a piece of the company providing it.

The Wefunder platform, and the recent JOBS Act that allows for this more democratized investment structure in a startup, is perfectly aligned with this ambition. We welcome you to join this KinectAir journey here, with us.

Investor Q&A

– COLLAPSE ALL

What does your company do?

KinectAir provides joyful and accessible air travel to everyone that needs to fly. We are establishing the first flexible on-demand flight network, delivering control to passengers over when, where and how they fly.

Where will your company be in 5 years?

We will be an established global air-mobility company empowering people to connect with each other, places and communities by air. To be seen as a force for good in aviation and the company that put the joy back in flying.

Why did you choose this idea?

We want to move people. Not just in space and time, but emotionally. KinectAir provides joyful and accessible air travel experiences to everyone that needs to fly by using efficient, right-sized aircraft with access to more airfields using our intelligent, elegantly designed software.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

In ten years, on-demand air travel will be as common as HD streaming is today and we will wonder why we didn't make these changes before. We now have the tools available to reimagine flying and the context to do it. These tools are AI computing power, more efficient aircraft, and powerful smartphones. We can change every point of the user experience to be closer to what passengers need and dynamically adapt how we deliver operations. Giving people the freedom to fly on their schedule. The fastest growing brands all over the world are delivering the right user experience and on-demand at scale through the smart balancing of software, hardware and infrastructure. Aviation can finally be turned into a democratized air mobility sector.

How far along are you? What's your biggest obstacle?

KinectAir has been self-funded and incubated for over a year as a 'moonlit' project between the co-founders. Our CEO left Verizon in October 2019 to lead the company full-time, and as of March 2020, six of the eight co-founders have transitioned to full-time. We established a closed beta group of 65 travelers in the Pacific Northwest to test the market and sell flights (brokering existing operators' infrastructure at this stage) to make 10-15% margin on every flight. We're working with customers on a minimum tech-debt software product, and coding in the right direction. The biggest challenges will be about pacing supply and demand with available capital.

Who competes with you? What do you understand that they don't?

Sometimes you just need to be there in person, which is where KinectAir sits. Being software defined, we are different to airlines and charter companies and complementary to digital connectivity solutions. You can't create lasting business or personal relationships or go on vacation by Zoom. We leverage the thousands of airfields in North America and Europe (at first) to scale a flexible on-demand flight network that delivers regional air mobility without need for major HUBs. Airlines are ignoring the regional market. Private jet charter is expensive and membership models stuck in linear growth. Neither can reduce inefficiencies in booking, resolve and manage flight and staff operations or optimise fleet maintenance like KinectAir plans.

How will you make money?

KinectAir helps families, friends and businesses streamline essential travel needs to work for them - saving time, money and hassle. We make money by offering passengers the choice between direct and bespoke travel options in one application through KinectAir TOGETHER and KinectAir ANYWHERE. This both educates and expands the market for on-demand flights at the same time as purchase, while our software-driven efficiencies lower the costs of operations.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Startups typically fail for one of three reasons:
1) Wrong Team - Our team are seasoned professionals in international aviation, software, regulation, marketing, and customer experience with a track record in successful exits.
2) Wrong Timing - People have more choice in their lives to engage digitally and live or work where they want. We have an historic opportunity to deliver a flexible on-demand flight network to serve these choices.
3) Wrong Raise
Our raise is conservative, necessary to become operational and supports our aim to democratise air travel.